Mail Stop 6010

January 8, 2007

Henry F. Blissenbach
Chairman and Interim Chief Executive Officer
Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, CA 92121

Re: **Ligand Pharmaceuticals Incorporated**
        Revised Preliminary Proxy Statement on Schedule 14A
        Filed December 14, 2006
        File No. 1-33093

Dear Mr. Blissenbach:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Schedule 14A
Background of the Asset Sale, page 14

1. We note your response to comment 17 and your revised disclosure. Please revise this section of the document to generally provide for the information you have supplementally advised us as we believe the disclosure explaining why you made the final decision to sell your rights in the AVINA drug in favor of other alternatives is material information to your investors.

2. We note your response to comment 23 and your supplemental response that although your board was disappointed with the decrease in the purchase price, at the time, King was your sole bidder for the AVINZ assets and the board believed

that King's revised offer, coupled with further negotiations, could still bring significant value to your stockholders. Please revise your disclosure to provide for this information.

Discounted Cash Flow Analysis, page 28

3. Please revise your disclosure to indicate how you obtained $480 million as the implied value of the aggregate consideration. In that regard, we note your disclosure in the carry over paragraph on page 27 where you state that the implied value of the aggregate consideration to be received by Ligand is $312.75 million plus the estimated net present value of future royalty payments payable to Ligand. Does the difference of approximately $167 million represent the estimated future royalty payments? If so, please revise your disclosure accordingly.

Proceeds from the Asset Sale, page 29

4. We note your response to comment 50 and your supplemental reasons disclosing the reasons the board is considering making the special dividend from the proceeds of the asset sale. Please revise your document to include those stated reasons.

5. We note your response to comment 51 and your supplemental response that at the present time you are not a in a position to provide us with a definite list of liabilities you expect to remain or how much you anticipate needing. Please explain the reasons you are not able to do so, and to the extent you are able to provide approximate figures as oppose to definite figures, please revise your document to do so.

6. We note your response to comment 53 and your supplemental response regarding your current intentions to use funding derived from proceeds of the royalty owed to you, from cash reserved out of the net cash proceeds of the asset sale and other forms of debt financing as oppose to using equity financing in connection with future acquisitions. Please provide similar disclosure in your document.

Proposal Two: Amendment to 2002 Stock Incentive, page 79

7. We note your response to comment 65 and your supplemental response that should any adjustments to the outstanding option's strike price and/or the number of shares granted under such option be made, that for tax purposes, such adjustment must be in a manner that does not give an option holder any additional values, but maintains as closely as possible the spread between the exercise price of the option immediately prior to the distribution of the special cash dividend and after such dividend. Please provide similar disclosure in your document.

Deadline for Stockholder Proposals For Next Annual Meeting, page 95

8. We note your response to comment 5 and reissue the comment. It does not appear your revised disclosure contains all the information required by Item 1(c) of Schedule 14A and Rule 14a-5(e) of Regulation 14A. More specifically, we note that Rule 14a-5(e) requires specific dates on which a shareholder may submit a shareholder proposal and when such proposal would be considered untimely. Please revise your proxy statement accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Form Condensed Consolidated Financial Statements

9. You indicate in your response to prior comment 62 that the 6% Notes were not directly attributable to the historical AVINZA business. Consistent with your pro forma presentation of the Sale Leaseback, please revise your unaudited pro forma condensed consolidated statements of operations to give effect to the consummated Debt Conversion as if it occurred on January 1, 2005. Please remove the Other Adjustments Columns for the years ended December 31, 2004 and 2003 since your pro forma presentation for these transactions should be based on the most recent fiscal year and interim period. Please revise your narrative disclosures in this section, as appropriate.

*   *   *

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Song P. Brandon at (202) 551-3621, Michael Reedich, Special Counsel at (202) 551-3612 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Scott Wolfe
        Zachary A. Judd
        Latham & Watkins LLP
        Sears Tower, Suite 5800
        233 S. Wacker Drive
        Chicago, Illinois 60606